Exhibit 12

	Nine months ended	Year ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003
	(dollars in thousands)
Income before taxes, minority interests and equity in undistributed earnings of unconsolidated subsidiaries	$14,328	$35,759	$35,384	$31,204	$27,758	$20,275
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense(1), subordinated debentures expense and amortization of debt issuance costs	12,661	23,258	25,503	15,568	9,314	5,463
Total earnings (as defined), excluding interest on deposits	26,989	59,017	60,887	46,772	37,072	25,738
Interest on deposits	27,997	44,864	32,976	18,474	9,582	10,132
Total earnings (as defined)	$54,986	$103,881	$93,863	$65,246	$46,654	$35,870
Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	2.13	2.54	2.39	3.00	3.98	4.71
Including interest on deposits	1.35	1.52	1.61	1.92	2.47	2.30

(1) Represents an appropriate interest factor